UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On June 10, 2026, Luda Technology Group Limited (the “Company”) issued two press releases, copies of which are filed as Exhibit 99.1 and Exhibit 99.2 hereto, and incorporated herein by references, announcing our strategic exploration of the global data centre industry and successful entry into the civil nuclear electricity generation sector.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated June 10, 2026
99.2	Press Release dated June 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: June 10, 2026

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